                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                         WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)

                         WESLEY JESSEN VISIONCARE, INC.
                       (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  951018 10 0
                     (CUSIP Number of Class of Securities)


                                EDWARD J. KELLEY
                            CHIEF FINANCIAL OFFICER
                         WESLEY JESSEN VISIONCARE, INC.
                             333 EAST HOWARD AVENUE
                        DES PLAINES, ILLINOIS 60018-5903
                                 (847) 294-3000
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

  X Check the box if the filing relates solely to preliminary communications -- made before the commencement of a tender offer.


                                With copies to:

 Rodger Aaron, Esq.                            Dennis M. Myers, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP      Kirkland & Ellis
 Four Times Square                             200 East Randolph Drive
 New York, New York 10036                      Chicago, Illinois 60601
 (212) 735-3000                                (312) 861-2000

WESLEY JESSEN

                                                                PRESS RELEASE



                         CONTACT: George Sard/David Reno/Tina Johnson Sard Verbinnen & Co.
                                    (212) 687-8080

                    WESLEY JESSEN BOARD REJECTS UNSOLICITED
                             BAUSCH & LOMB PROPOSAL
    Reaffirms Commitment to Accretive Strategic Merger With Ocular Sciences
                 ______________________________________________

   DES PLAINES, IL, MARCH 30, 2000 - Wesley Jessen VisionCare, Inc. (NASDAQ:
WJCO), the world's leading manufacturer of specialty soft contact lenses, today announced that its Board of Directors has unanimously rejected an unsolicited proposal by Bausch & Lomb, Inc. (NYSE: BOL) to acquire Wesley Jessen for $34 per share in cash.

   The Board stated that the Company is not for sale and remains firmly committed to its pending strategic merger with Ocular Sciences, Inc. (NASDAQ:
OCLR), which it believes will create substantial shareholder value. The Board noted that Wesley Jessen traded at $40 per share less than three months ago and that many analysts had stand-alone price targets of $40 or more even before the accretive Ocular Sciences merger was announced. The Board determined that the Bausch & Lomb proposal was not superior to the Ocular Sciences merger.

   Kevin J. Ryan, Chairman, President and CEO of Wesley Jessen, said: "It is clear that Bausch & Lomb's proposal woefully undervalues Wesley Jessen. We have had great success in rapidly growing market share and profits in a business dominated by multinational healthcare giants. Over the past four years, Wesley Jessen has been the most aggressive company in the industry in new product introductions. Sales of our specialty soft lenses have consistently outpaced the broader contact lens market by wide margins."

   Ryan continued: "Our merger with Ocular is a textbook case of a perfect strategic fit with the potential to create substantial long-term value for our shareholders. Combining our complementary strengths, this merger will create the second largest soft-lens company and the only full-line global competitor in the contact lens industry. We will have greater scale and resources to compete globally, while retaining the nimbleness and focus to continue to capture market share. We have already identified $30 million of synergies and expect EPS accretion of $0.35-0.38 per share in 2001. This merger will also enable us to accelerate product launch timetables and address a broader array of opportunities together than either company could have on its own. It gives both companies exciting opportunities to expand sales of their complementary products to one another's wearer bases and broaden distribution of Ocular's lenses through Wesley Jessen's global direct sales force."

   Wesley Jessen VisionCare, Inc. is the leading worldwide developer, manufacturer and marketer of specialty contact lenses. Its products include cosmetic lenses, which change or enhance the wearer's eye color, toric lenses, which correct astigmatism, and premium lenses, which offer value-added features such as protection from ultraviolet light.

                                     # # #

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains certain forward-looking statements, including among other things, statements regarding each company's results of operations and expected synergies and other benefits of the combination. These forward looking statements are based on current expectations, and actual results may differ from anticipated future events or results. Except for historical information, matters discussed in this news release which are forward-looking statements are subject to certain risks and uncertainties including, but not limited to, the uncertainties relating to the continued growth of worldwide specialty contact lens markets, timely production of lens products, the acceptance of new products as well as other risks indicated from time-to-time in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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